Exhibit 99.2

EXCLUSIVE MANUFACTURING AGREEMENT

THIS EXCLUSIVE MANUFACTURING AGREEMENT (“Agreement”) is made and entered into as of July 27, 2007 (“Effective Date”) by and between XELR8, Inc., a Colorado corporation (“XELR8”), and Arizona Production & Packaging, LLC, an Arizona limited liability company (“ARIZONA PRODUCTION”).

EXPLANATORY STATEMENT

A.                                   XELR8 desires to engage the services of ARIZONA PRODUCTION to perform the exclusive Manufacture of Product (as those terms are defined below) for resale by XELR8 and to provide for the transfer of the Property, each on the terms and conditions set forth below; and

B.                                     ARIZONA PRODUCTION desires to Manufacture the Product, provide for the transfer of the Property and conduct the other activities for XELR8, all on the terms and conditions set forth below.

NOW, THEREFORE, in consideration of the foregoing Explanatory Statement that is made a substantive part of this Agreement and of the mutual covenants of the Parties hereinafter set forth, the Parties agree as follows:

1.                                      Definitions.Unless this Agreement shall expressly provide to the contrary, the following terms, whether used in the singular or plural, shall have the respective meanings set forth below:

“Affiliates” of any specified Person means any other Person directly or indirectly controlling, controlled by or under direct or indirect common control with such Person.  “Control” means the power to direct the management and policies of a specified Person, directly or indirectly, whether through the ownership of voting securities, by contract or otherwise.

“Applicable Laws” means all applicable ordinances, rules, regulations, laws, guidelines, guidance, requirements and court orders of any kind whatsoever of any Governmental Authority as amended from time to time.

“Certification of Analysis” means the certification conducted by ARIZONA PRODUCTION that identifies and measures the ingredients in each batch of Product.

“Escrow Agent” means Colorado Business Bank, or another Escrow Agent selected by XELR8.

“Formula” means the BaziTM formula, as updated, modified or changed from time to time with the prior written consent of XELR8.

“Governmental Authority” means any foreign or domestic, federal, state, local, county, city, municipal or other government, or any political subdivision thereof, or any agency or instrumentality of any of the foregoing, including courts, other tribunals, school districts and any similar entities.

“Manufacture” and “Manufacturing” mean all steps, processes and activities necessary to produce Product, including without limitation, the manufacturing, processing, quality control testing, release and storage of Product in accordance with the terms and conditions hereof.

“Manufacturing Process” means any and all processes (or any step in any process) used or planned to be used by ARIZONA PRODUCTION to Manufacture the Product.

“Manufacturing Term” means the Initial Term and all renewals thereof.

“Parties” means XELR8 and ARIZONA PRODUCTION together, and “Party” means either of them as the context requires.

“Person” means any individual, partnership, corporation, association, joint stock company, trust, joint venture, unincorporated organization or Governmental Authority.

“Primary Ingredient” means an ingredient that appears first or second in the list of ingredients of a product.

“Product” means Bazi™, with the principal ingredient Jujube juice.

“Property” means the Formula and the other deposits to the escrow account with the Escrow Agent, as provided in Section 16 hereof.

“Specifications” means the specifications established for the Manufacture of Product approved by XELR8, including the Formula, which is intended to have a one-year shelf life, and the ISO 9000 Manufacturing Guidelines, as amended or supplemented from time to time by written agreement between the Parties.

“Unit” means one 16-ounce bottle, or such other individual packaging unit of approximately 16 ounces to which the Parties may agree in writing from time to time.

2.                                       Exclusive Manufacturing.  Except as provided in Section 6(a), and for so long as ARIZONA PRODUCTION complies with the terms of this Agreement and provides to XELR8 the quantity of Product ordered by XELR8 in accordance with the terms and conditions hereof, ARIZONA PRODUCTION shall be the exclusive manufacturer of the Product during the Manufacturing Term.

3.                                       Limitation to Manufacture.  During the Manufacturing Term and so long as XELR8 is not in default hereunder, ARIZONA PRODUCTION shall not, and shall not permit its Affiliates to, create or manufacture a product with Jujube as the Primary Ingredient.

4.                                       Term; Termination.

(a)                                  Term.  This Agreement shall commence on the Effective Date and shall continue until the fifth anniversary of the Effective Date (the “Initial Term”).  Thereafter, this Agreement shall renew automatically for successive one-year periods beginning on the day after the expiration of the Initial Term or any applicable renewal period until the Agreement is terminated in accordance with this Section 4.

(b)                                 Termination for Convenience.  This Agreement may be terminated by either Party at any time following the end of the Initial Term for any reason by notice to the other Party at least 30 days prior to the effective date of such termination.

(c)                                  Termination upon Change in Control.  Prior to the expiration of the Manufacturing Term, XELR8 may terminate this Agreement upon 30 days prior written notice at any time after a Change in Control of ARIZONA PRODUCTION has been effected.  A “Change in Control” of ARIZONA PRODUCTION means (i) a sale, lease or other disposition of all or substantially all of the assets of ARIZONA PRODUCTION, (ii) a consolidation or merger of ARIZONA PRODUCTION and any other Person(s), or any other reorganization, in connection with any of which the equity owners of ARIZONA PRODUCTION immediately prior to such consolidation, merger or reorganization own less than 50% of the outstanding voting power of the surviving Person (or its parent) following the consolidation, merger or reorganization, or (iii) any transaction (or series of related transactions involving ARIZONA PRODUCTION or any of its Affiliates) that results in the aggregate, at least fifty percent (51%) of ARIZONA PRODUCTION’S outstanding voting power.

(d)                                 Termination upon Breach.  Either Party may terminate this Agreement by written notice to the other in the event that the other Party breaches this Agreement and fails to cure such breach to the non-breaching Party’s satisfaction within 30 days after receipt by the breaching Party of written notice specifying the breach, subject to Section 6(d).

(e)                                  Effect of Termination.  ARIZONA PRODUCTION shall Manufacture and deliver to XELR8 all Orders (as defined below) accepted prior to receipt of notice of termination in accordance with the terms and conditions hereof.  XELR8 shall pay for all Products so ordered in accordance with the terms of this Agreement.

5.                                       Orders; Delivery.

(a)                                  Purchase Orders.  XELR8 shall issue to ARIZONA PRODUCTION purchase orders (each, an “Order”) specifying the quantity of Product to be manufactured by ARIZONA PRODUCTION from time to time.  ARIZONA PRODUCTION agrees to Manufacture the Product so ordered at its Tempe, Arizona plant in accordance with the terms and conditions of this Agreement.  In the event of any conflict or inconsistency between the terms of any Order accepted by ARIZONA PRODUCTION and this Agreement, the terms and conditions of this Agreement shall control.

(b)                                 Delivery.  ARIZONA PRODUCTION agrees to deliver the Product to XELR8 within 10 weeks after receipt of each Order.  ARIZONA PRODUCTION shall, at XELR8’s request, make reasonable efforts to deliver the Product in as short a time as possible, and XELR8 shall accept the same when so delivered.  Rescheduling of deliveries shall be permitted on a case-by-case basis, but in any event, XELR8 shall take delivery of ordered Products within 10 days after the originally scheduled delivery date.  Notice of XELR8’s request for rescheduling shall be given to ARIZONA PRODUCTION no later than 10 days prior to the scheduled delivery date.

(c)                                  Cancellation; Modification.  XELR8 may modify or cancel any Order prior to ARIZONA PRODUCTION’s Manufacture of the Product ordered thereunder, provided that:

(i)                                     in the event that ARIZONA PRODUCTION has ordered the raw materials for the Manufacture of the Product, XELR8 agrees to reimburse ARIZONA PRODUCTION for the cost of such raw materials, less amounts received by or credited to ARIZONA PRODUCTION on the resale or return of such raw materials.  In the event of a cancellation, ARIZONA PRODUCTION agrees to use its best efforts to return or resell such raw materials so as to mitigate the cost to XELR8.

(ii)                                  in the event that XELR8 does not give notice of the modification or cancellation at least 15 days prior to the date when the Product was supposed to be Manufactured, XELR8 agrees to pay ARIZONA PRODUCTION a “line time fee” in the amount of Ten Thousand and No/100 US Dollars ($10,000.00).  ARIZONA PRODUCTION agrees to use its best efforts to rework the manufacturing schedule at its plant, and in the event that ARIZONA PRODUCTION can otherwise utilize the line time originally scheduled for a cancelled or modified Order, then such line time fee shall be waived.

(d)                                 Forecasts.  XELR8 shall furnish to ARIZONA PRODUCTION a written non-binding forecast of its requirements for the Product on a monthly basis.

6.                                       Pricing and Payment Terms for Product.

(a)                                  Pricing.  XELR8 shall pay to ARIZONA PRODUCTION the purchase price for Products as set forth on the pricing schedule, incorporated herein by reference.  The Parties contemplate adding volume discounts to the schedule within 90 days following the Effective Date.  Either Party may reopen the purchase price upon (i) the release of the Property from escrow pursuant to Section 17(a) and (ii) thereafter, upon each annual anniversary of the Effective Date (each, a “Reopen Date”).  The Party electing to reopen the purchase price shall notify the other Party in writing within 30 days after any Reopen Date.  Within the 30 days after giving such notice, the Parties shall review changes in the manufacturing process, production volumes, market conditions and cost of raw materials (the “Cost Factors”) since the Effective Date or the date of the most recent change to the purchase price, as the case may be, to determine appropriate modifications to the Purchase Price to ensure that each Party shares equitably in any changes in the Cost Factors.  Each Party agrees to cooperate fully with the other in providing timely information with respect to such Cost Factors.  If the Parties cannot agree on a new Purchase Price in such 30-day period, then the Purchase Price in effect on the Reopen Date shall remain in effect, but Section 2 of this Agreement shall terminate, converting this Agreement from an exclusive manufacturing agreement to a non-exclusive manufacturing agreement.

(b)                                 Invoice.  Upon delivery of the Product to XELR8, ARIZONA PRODUCTION shall issue a written invoice therefor.  Each invoice shall contain an itemized description of the Product and all applicable charges.

(c)                                  Payment.  XELR8 shall pay in U.S. dollars the undisputed amount set forth in any invoice within 30 days after receipt of such invoice.  Payment by XELR8, in whole or in part, shall not constitute acceptance of the Product.

(d)                                 Disputes.  In the event XELR8 disputes the amount of an invoice in good faith, XELR8 shall notify ARIZONA PRODUCTION of such dispute in writing within 30 days after the receipt of such invoice.  Each Party shall use its respective commercially reasonable efforts to resolve any dispute with respect to an invoice within 90 days after receipt of such invoice.  If such dispute is not resolved at the end of such 90 day period, the Parties shall submit their dispute to arbitration in accordance with Section 20 of this Agreement.  During the resolution of any dispute in accordance with this Section 6(d), XELR8 shall not be deemed to be in breach of this Agreement.

(e)                                  Set-offs.  All claims by either Party for money due or to become due to such Party shall be subject to deduction or setoff by the other Party by reason of any claim the other Party has against such Party under this Agreement.

7.                                       Shipping; Risk of Loss.  All sales of Product shall be F.O.B. ARIZONA PRODUCTION’s Tempe, Arizona plant, freight collect, and title to, and all risk of loss of or damage to, Product shall thereupon pass from ARIZONA PRODUCTION to XELR8.  ARIZONA PRODUCTION shall package the Products in accordance with accepted standard commercial practices for normal shipment considering the type of Product involved and the normal risks encountered in shipping.  XELR8 shall be responsible for the shipment of all Product and shall designate the method of shipment on each Order.  ARIZONA PRODUCTION shall arrange for shipment by the designated method.

8.                                       Taxes.  All sales to XELR8 shall be for resale.  ARIZONA PRODUCTION shall bear and be responsible for all sales tax, use tax, value added tax or other similar tax imposed by any federal, state or local taxing authority upon the sale of Product by ARIZONA PRODUCTION to XELR8.

9.                                       Acceptance; Return.

(a)                                  Acceptance; Rejection.  XELR8 may reject any Product: (I) that does not meet the Specifications, (II) that develops foreign elements during the Product’s one-year shelf life, regardless of whether such foreign elements cause or can cause harmful effects, and (III) if the Product’s taste, color or odor differ significantly from previously supplied Product, as reasonably determined by an outside board (composed of one appointee of XELR8, one appointee of ARIZONA PRODUCTION and one appointee chosen by the appointees of both XELR8 and ARIZONA PRODUCTION) that shall be convened upon 15 days written notice from XELR8 to ARIZONA PRODUCTION. The specific criteria for rejecting Product pursuant to (I) and (II) above includes, but is not limited to, the following:

(i)                                     the Product does not contain the active amount of ingredients that is listed on the Certification of Analysis;

(ii)                                  the microbial count exceeds what has been listed on the micro analysis done when the Product was finished;

(iii)                               the Product, under stability testing, does not meet the one-year shelf life;

(iv)                              XELR8 reasonably determines through third-party testing that the chemical metabolites in the Product at production or during the one-year shelf life of the Product is not as disclosed to XELR8 previously; or

(v)                                 The Product does not meet one or more safety guidelines promulgated by the U.S. Food and Drug Administration or any corresponding state agency applicable to similar products, such as benzene level and pH level.

If XELR8 determines that any Product meets the criteria for rejection of Product, XELR8 shall so notify ARIZONA PRODUCTION in writing within 30 days after XELR8’s receipt of such Product.  Any Product for which ARIZONA PRODUCTION does not receive a notice of rejection within 30 days after XELR8’s receipt of such Product shall be deemed accepted by XELR8, subject to Section 9(b).

(b)                                 Return.  XELR8 may return to ARIZONA PRODUCTION any Product accepted pursuant to Section 9(a) that is later discovered to have failed or subsequently fails to meet the Specifications, such as through the development of foreign elements after the time of acceptance but prior to the expiration of the Product’s one-year shelf life, by delivering written notice to ARIZONA PRODUCTION within 30 days after XELR8 discovers such failure of the Product.

(c)                                  Notice.  Within 10 days after receipt of notice of rejection or return, ARIZONA PRODUCTION shall advise XELR8 whether XELR8 should return the defective Product to ARIZONA PRODUCTION or discard it.  If ARIZONA PRODUCTION does not so advise XELR8 within such time period, XELR8 may discard such Product or return it to ARIZONA PRODUCTION, at its sole option.  Any return or discard of Product pursuant to this Section 9(c) shall be at ARIZONA PRODUCTION’s sole cost and expense, including any costs payable to third parties for recovery or discard.

(d)                                 Refund; Replacement.  If XELR8 rejects or returns Product in accordance with this Section 9, ARIZONA PRODUCTION shall, after consultation with and written agreement from XELR8, either: (i) refund in full the fees and expenses, including the purchase price and all shipping costs, paid by XELR8 for the rejected or returned Products or (ii) at ARIZONA PRODUCTION’s cost and expense, including shipping costs, produce new Product as soon as reasonably possible, but in no event later than 10 days after receipt of notice of rejection or return from XELR8.

10.                                 Compliance with Applicable Manufacturing Requirements.

(a)                                  Generally. ARIZONA PRODUCTION shall manufacture the Product in accordance with the Specifications, free from any defects.  ARIZONA PRODUCTION is aware of XELR8’s intended use and distribution of the Product and that XELR8 is relying on ARIZONA PRODUCTION’s skill and judgment in furnishing suitable goods.

(b)                                 Quality Control.

(i)                                     ARIZONA PRODUCTION shall develop, conduct, control and monitor production and quality control processes to ensure that the Product conforms to the Specifications.  The Parties may develop and approve a document that describes the review and approval requirements of each Party with respect to the manufacturing and quality system documentation relevant to the Manufacture of the Product.

(ii)                                  For each batch of Product Manufactured, ARIZONA PRODUCTION shall deliver to XELR8 a certificate executed by one of its authorized officers certifying that the Certification of Analysis for such batch meets the Specifications within 10 days after the microbiological tests on such batch are completed.

(c)                                  Labeling; Packing.

(i)                                     ARIZONA PRODUCTION shall establish and maintain procedures to control labeling activities, including providing to XELR8 all information required by all Applicable Laws to ensure that the Product’s labels comply with all such Applicable Laws.

(ii)                                  ARIZONA PRODUCTION shall use only Packaging Materials (as defined below) approved and provided by XELR8.

11.                                 Manufacturing; Product.  ARIZONA PRODUCTION hereby represents and warrants to and covenants and agrees with XELR8 as follows:

(a)                                  ARIZONA PRODUCTION holds good and marketable title to the Formula, free and clear of any liens, claims and encumbrances. ARIZONA PRODUCTION has the requisite ownership, rights and licenses to perform its obligations under this Agreement fully as contemplated hereby and to grant to XELR8 all rights with respect to the Manufactured Product and the Property, free and clear from any and all liens, claims, encumbrances and interests of any third party.

(b)                                 There are no pending or, to ARIZONA PRODUCTION’s knowledge, threatened lawsuits, claims, disputes or actions (“Disputes”): (i) alleging that the Product or the Property infringes, violates or misappropriates any third party rights; or (ii) adversely affecting the Product, the Property or ARIZONA PRODUCTION’s ability to perform all of its obligations hereunder, including the transfer of title to the Property upon the terms and conditions set forth herein.

(c)                                  The Product does not and will not violate, infringe or misappropriate any U.S. patent, trade secret or other intellectual property or proprietary right of any third party.

(d)                                 The Formula has not been disclosed to any third-party by ARIZONA PRODUCTION, its Affiliates or any other Person.

12.                                 Packaging Materials.  XELR8 hereby represents and warrants to and covenants and agrees with ARIZONA PRODUCTION as follows:

(a)                                  Provision of Packaging Materials.  XELR8 shall supply to ARIZONA PRODUCTION in sufficient quantities and on a timely basis all individual packaging materials for use by ARIZONA PRODUCTION with respect to the Product, including all bottles, caps and labels.  Such packaging materials, including all artwork, language, symbols, slogans, trademarks and other graphic or textual content to be imprinted or otherwise displayed on the packaging materials is hereinafter referred to as the “Packaging Materials”.

(b)                                 Non-Exclusive License. XELR8 hereby grants to ARIZONA PRODUCTION a non-exclusive license to use the Packaging Materials only in the exact form and on the exact materials as furnished or specified by XELR8, and no license is granted to ARIZONA PRODUCTION to use, furnish or display any or all of the content of the Packaging Materials for any other purpose or on any other materials whatsoever.

(c)                                  Ownership of Packaging Materials.  XELR8 warrants and represents; (i) that it has obtained, and will maintain throughout the Manufacturing Term, the necessary licenses or other rights from third parties so as to authorize ARIZONA PRODUCTION to reproduce, imprint and otherwise manipulate the Packaging Materials as XELR8 instructs; and (ii) that ARIZONA PRODUCTION’s performance of such obligations under this Agreement will not infringe on the intellectual property or other proprietary rights of any third party.

13.                                 Representations of the Parties.  Each Party hereby represents and warrants to the other that:

(a)                                  Organization, Authorization and Qualification. Such Party is duly organized, validly existing and in good standing under the laws of the state in which it has been organized and is duly authorized and qualified to transact business and is in good standing under the laws of the jurisdictions in which it conducts business (except where the failure to be so qualified would not have a material adverse effect on its ability to perform its obligations in accordance with this Agreement). Such Party is authorized and has the requisite corporate authority to enter into this Agreement and to perform the obligations required of it under this Agreement. The individual executing this Agreement is duly authorized to execute this Agreement in an approved representative capacity sufficient to bind such Party to this Agreement.

(b)                                 Licenses and Permits. Such Party has obtained and shall maintain in effect during the Manufacturing Term all licenses, permits and other approvals and authorizations or exemptions required by, and shall at all times comply with, all Applicable Laws relating to the business conducted or contemplated to be conducted under this Agreement.

(c)                                  Compliance with Agreement.  Such Party’s performance of this Agreement does not violate any provision of its articles of incorporation, bylaws, or similar charter or organic document, or result in a breach or acceleration of any material contract, covenant, agreement or other instrument relating to the conduct of its business, or to which it may be a Party or by which it may be bound.

(d)                                 Solvency. There are no actions or proceedings pending or threatened to liquidate or dissolve such Party or that involve its insolvency or bankruptcy.

14.                                 Compliance with Laws.  Each Party shall comply in all material respects with all Applicable Laws that relate to the performance of such Party’s obligations under this Agreement and, except as provided for herein, shall bear their own cost and expense of complying therewith.

15.                                 Confidentiality.

(a)                                  “Confidential Information” means any and all business, technical or third party information (including trade secrets, marketing plans, financial data, specifications, recipes and samples) provided, disclosed or made accessible by one Party (the “Disclosing Party”) to the other (the “Receiving Party”) under this Agreement that is either marked or, if disclosed orally, identified in writing contemporaneously with disclosure as confidential and/or proprietary.  Confidential Information also includes the terms and conditions of this Agreement.  Confidential Information does not include information that the Receiving Party can clearly establish by written evidence:  (i) is or becomes known to the Receiving Party from a third party without an obligation to maintain its confidentiality; (ii) is or becomes generally known to the public through no act or omission of the Receiving Party; or (iii) is independently developed by the Receiving Party without the use of Confidential Information of the Disclosing Party.

(b)                                 The Parties agree that the Formula shall be considered Confidential Information of XELR8 unless, prior to the release of the Property from escrow, ARIZONA PRODUCTION validly terminates this Agreement due to a material breach by XELR8 of the terms and conditions hereof, at which time the Formula shall be considered Confidential Information of ARIZONA PRODUCTION.

(c)                                  Except as expressly provided herein, the Receiving Party shall: (i) not use Confidential Information of the Disclosing Party for any purpose other than the fulfillment of its obligations under this Agreement; (ii) not disclose Confidential Information of the Disclosing Party to any third party (including any Affiliate of itself or of the Disclosing Party) without the prior written consent of the Disclosing Party; (iii) not make any copies of Confidential Information of the Disclosing Party without the Disclosing Party’s prior consent; and (iv) protect and treat all Confidential Information of the Disclosing Party with the same degree of care as it uses to protect its own Confidential Information of like importance, but in no event with less than reasonable care.

(d)                                 The Receiving Party may only disclose Confidential Information of the Disclosing Party to its employees, agents, advisors and investment bankers who have a “need to know”.  The Receiving Party shall notify and inform such employees and/or agents of the Receiving Party’s obligations under this Agreement and such employees and/or agents shall agree in writing to be bound by the terms of this Agreement, and the Receiving Party shall be responsible for any breach of this Agreement by its employees and/or agents.

(e)                                  In the event that the Receiving Party is required to disclose Confidential Information of the Disclosing Party pursuant to law, the Receiving Party shall notify the Disclosing Party of the required disclosure with sufficient time for the Disclosing Party to seek relief, to the extent legally permissible, shall cooperate with the Disclosing Party in taking appropriate protective measures, and shall make such disclosure in a fashion that maximizes protection of the Confidential Information from further disclosure.

(f)                                    Upon expiration or termination of this Agreement, the Receiving Party shall promptly turn over to the Disclosing Party, or at the Disclosing Party’s direction destroy, all Confidential Information of the Disclosing Party, in whole or in part, in whatever format, including any copies.

16.                                 Property Escrow.

(a)                                  Escrow Agreement.  Within thirty (30) days following execution of this Agreement, the Parties shall execute an escrow agreement with the Escrow Agent containing the terms and conditions provided below (the “Escrow Agreement”). XELR8 shall pay all fees due to the Escrow Agent as and when due.

(b)                                 Escrow Deposit upon Execution.  Within ten (10) days after the execution of the Escrow Agreement, ARIZONA PRODUCTION shall deposit with the Escrow Agent the following:

(i)                                     A copy of the Formula;

(ii)                                  A list of all raw ingredient specifications and source information on each;

(iii)                               All necessary instructions, and any additional documentation and information and the like that would be necessary to allow a manufacturer of reasonable skill and knowledge to manufacture the Product; and

(iv)                              The full name and last known contact information, including phone numbers, non-company email, and physical address, of the developers of the Formula.

Upon compliance with this section, ARIZONA PRODUCTION shall cause the Escrow Agent to provide a certificate to XELR8 that the Property has been deposited.

(c)                                  Updated Deposits.  Thereafter, ARIZONA PRODUCTION shall deposit with the Escrow Agent the following:

(i)                                     Any updates, modifications or other changes to the Formula, within 10 days after implementing such changes to the Product;

(ii)                                  Each Certification of Analysis, within 10 days after its preparation;

(iii)                               All other documents and instruments related to the foregoing as reasonably requested by XELR8 to protect its interest in and to the Formula.

Upon compliance with this section, ARIZONA PRODUCTION shall cause the Escrow Agent to provide a certificate to XELR8 that the Property has been deposited.

(d)                                 Deposits are Property.  All deposits made to the escrow, including deposits made pursuant to Sections 16(b) and 16(c) hereof, constitute the Property.  XELR8 shall have the right and ability, at its expense, to arrange for the Escrow Agent, or a consultant in action therewith, to verify that any deposit is complete.

17.                                 Release Conditions.

(a)                                  Complete Release.  The Property shall be released to XELR8 from escrow in its entirety on the earliest to occur of the following:

(i)                                     The earlier of (A) the date on which XELR8 has purchased 1,500,000 Units of Product, (B) the date on which a Change in Control of ARIZONA PRODUCTION is effected or (C) December 31, 2008;

(ii)                                  ARIZONA PRODUCTION’s material breach of this Agreement, which such breach continues un-remedied for a period of thirty (30) calendar days after the date on which written notice describing such breach in reasonable detail and requiring the same to be remedied, shall have been given to ARIZONA PRODUCTION by XELR8;

(iii)                               The entering against ARIZONA PRODUCTION of a decree or order of a court or agency or supervisory authority having jurisdiction in the premises for the appointment of a conservator or receiver or liquidator in any insolvency, readjustment of debt, marshalling of assets and liabilities or similar proceedings, or for the winding-up or liquidation of its affairs, provided that any such decree or order shall have remained in force undischarged or unstayed for a period of 90 days;

(iv)                              The consent by ARIZONA PRODUCTION to the appointment of a conservator or receiver or liquidator or liquidating committee in any insolvency, readjustment of debt, marshalling of assets and liabilities, voluntary liquidation or similar proceedings of or relating to ARIZONA PRODUCTION or of or relating to all or substantially all of its property;

(v)                                 The admission by ARIZONA PRODUCTION in writing of its inability to pay its debts generally as they become due, the filing by ARIZONA PRODUCTION of a petition to take advantage of any applicable insolvency or reorganization statute or the making of an assignment for the benefit of its creditors or the voluntary suspension of the payment of its obligations;

(vi)                              ARIZONA PRODUCTION or any of its Affiliates becomes a debtor to any proceeding under the U.S. Bankruptcy Code that is not dismissed within 90 days; or

(vii)                           ARIZONA PRODUCTION’s material failure to comply with the terms of the Escrow Agreement.

(b)                                 Partial Release.  In the event that XELR8 is made party to any Dispute with respect to the Product or the Property in which the ingredients of the Product are at issue, XELR8 shall have the right to release the relevant portions of the Property to use in connection with such Dispute.

18.                                 Ownership of the Property upon Release.

(a)                                  ARIZONA PRODUCTION shall transfer, assign and convey to XELR8 all right, title and interest in and to the Property, free and clear of all liens, claims and encumbrances, upon the release of the Property pursuant to Section 17(a).

(b)                                 In the event of a release pursuant to Section 17(b), title to the Property so released shall remain with ARIZONA PRODUCTION until such time as the Property is fully released pursuant to Section 17(a).

19.                                 Indemnification.

(a)                                  Indemnification by Arizona Productions.

(i)                                     ARIZONA PRODUCTION shall, at its expense, indemnify, defend and hold harmless XELR8, its Affiliates and its and their officers, directors, employees, agents and customers against any damages, loss, cost, expense or liability (including attorneys’ fees, settlement costs and awarded damages) (collectively, “Liabilities”) arising out of a claim that the Product, or its use by XELR8, infringes, violates or misappropriates a U.S. patent, trade secret or other intellectual property or proprietary right of any third party.

(ii)                                  ARIZONA PRODUCTION shall indemnify, defend and hold harmless XELR8, its Affiliates and its and their officers, directors, employees, agents and customers against any Liabilities arising out of any breach of express or implied warranties, breach of this Agreement, negligence, willful misconduct or strict liability relating to the Product.  Such indemnity shall be in addition to any other remedies provided by law and shall include claims and demands arising from personal injury, death or property damage, except to the extent such claims and demands are caused by the gross negligence or intentional misconduct of XELR8.

(b)                                 Indemnification by XELR8.  XELR8 shall, at its expense, indemnify, defend and hold harmless ARIZONA PRODUCTION, its Affiliates and its and their officers, directors, employees, agents and customers against any Liabilities arising out of a claim that the Packaging Materials, or their use by ARIZONA PRODUCTION, infringes, violates or misappropriates a U.S. patent, trade secret or other intellectual property or proprietary right of any third party.

(c)                                  Insurance.  ARIZONA PRODUCTION shall procure and maintain general commercial liability and product liability insurance with carriers rated B+ or better by AM Best. Within five (5) days after XELR8’s written request, ARIZONA PRODUCTION shall furnish to XELR8, a Certificate of Insurance evidencing the foregoing coverage and limits.  In addition, XELR8 shall be named as an additional insured on such Certificate of Insurance.  Each policy maintained by ARIZONA PRODUCTION hereunder shall require that XELR8 be given 30 days advance written notification of any cancellation of or material change to the policy.

(d)                                 Indemnification Process.  A Party seeking indemnification hereunder (the “Indemnified Party”) shall promptly notify the other (the “Indemnitor”) of its claim not more than ten (10) business days after receiving the claim, provided that the failure to so notify the Indemnitor shall not relieve the Indemnitor from any liability that it may have to the Indemnified Party unless, and to the extent that, the Indemnitor is actually and materially prejudiced as a result of any failure or delay in providing such notice. The Indemnified Party shall cooperate fully with the Indemnitor; shall allow the Indemnitor to control the defense; and may retain its own counsel at its sole expense. Neither Party shall be liable for any settlement of any action, claim or proceeding effected without its prior written consent.  Notwithstanding anything in this Agreement to the contrary, the Indemnitor shall not, without the Indemnified Party’s prior written consent, settle or compromise any claim or consent to entry of any judgment in respect thereof that imposes any future obligation on the Indemnified Party or that does not include, as an unconditional term thereof, the giving by the claimant or the plaintiff to the Indemnified Party of a release from all liability in respect of such claim.

20.                                 Arbitration.  If a dispute concerning the construction, breach or performance of this Agreement arises between the Parties and cannot be resolved by negotiation, the Parties agree that they shall settle such dispute by submitting the controversy to binding arbitration pursuant to ARIZONA PRODUCTION’s Dispute Resolution Policy, attached hereto as Exhibit      and incorporated herein by reference; provided however, that notwithstanding this Section 20, either Party may apply to a court of competent jurisdiction to seek injunctive or other equitable relief, without bond, before or during any arbitration proceeding. The institution and maintenance of any action for injunctive or other equitable relief shall not constitute a waiver of the right or obligation of any Party to submit any claim seeking relief other than injunctive or equitable relief to arbitration.

21.                                 Miscellaneous.

(a)                                  Survival of Representations, Warranties and Agreements.  All of the representations, warranties, covenants and agreements of the Parties contained in this Agreement or in any document delivered or to be delivered pursuant to this Agreement shall survive the execution, acknowledgment and delivery of this Agreement and the consummation of the transactions contemplated hereby.  The covenants and agreements of the Parties contained in Sections 8, 9, 10, 11, 14, 15, 18, 19, 20 and 21 shall survive the expiration of the Manufacturing Term.

(b)                                 Notices.  All notices, requests, demands, consents, and other communications which are required or may be given under this Agreement (collectively, the “Notices”) shall be in writing and shall be given either (i) by personal delivery against a receipted copy, (ii) by nationally recognized overnight courier or (iii) by certified or registered United States mail, return receipt requested, postage prepaid, to the following addresses:

(i)                                   If toXELR8, to:

XELR8, Inc.

480 South Holly Street

Denver, Colorado 80246

Attn:  John Pougnet, CEO

With a copy, that shall not constitute notice, to:

Ducker, Montgomery, Aronstein & Bess, P.C.

1560 Broadway, Suite 1400

Denver, Colorado 80202

Attn:  Wendy R. McCord, Esq.

(ii)                                If to the Arizona Productions, to:

Arizona Productions & Packaging, LLC

1102 W. Southern, Suite 4

Tempe, Arizona 85282

Attn: Yibing Wang, MD, Manager

or to such other address of which written notice in accordance with this section shall have been provided by such Party.  Notices may only be given in the manner hereinabove described in this section and shall be deemed received when given in such manner.

(c)                                  Entire Agreement.  This Agreement (including all schedules and exhibits hereto and all Orders) constitutes the full, entire and integrated agreement between the Parties with respect to the subject matter hereof, and supersedes all prior negotiations, correspondence, understandings and agreements among the Parties respecting the subject matter hereof.  Notwithstanding the foregoing, the Confidentiality and Non-Disclosure Agreement dated August 15, 2006 between the Parties shall remain in full force and effect (the “Confidentiality Agreement”).  In the event of a conflict between the provisions of this Agreement and the Confidentiality Agreement, this Agreement will control.

(d)                                 Assignability.  This Agreement shall not be assignable by any Party hereto without the prior written consent of the other Party hereto.

(e)                                  Binding Effect; Benefit.  This Agreement shall inure to the benefit of and be binding upon the Parties and their respective heirs, personal and legal representatives, guardians, successors and permitted assigns.  Nothing in this Agreement, express or implied, is intended to confer upon any other Person any rights, remedies, obligations or liabilities.

(f)                                    Severability.  Any provision of this Agreement that is held by a court of competent jurisdiction to be prohibited or unenforceable shall be ineffective to the extent of such prohibition or unenforceability, without invalidating or rendering unenforceable the remaining provisions of this Agreement.

(g)                                 Amendment; Waiver.  No provision of this Agreement may be amended, waived or otherwise modified without the prior written consent of all of the Parties.  No action taken pursuant to this Agreement, including any investigation by or on behalf of any Party, shall be deemed to constitute a waiver by the Party taking such action of compliance with any representation, warranty, covenant or agreement herein contained.  The waiver by any Party hereto of a breach of any provision or condition contained in this Agreement shall not operate or be construed as a waiver of any subsequent breach or of any other conditions hereof.  No course of dealing and no delay on the part of any Party hereto in exercising any right, power or remedy shall operate as a waiver thereof or otherwise prejudice its rights, powers or remedies, and no right, power or remedy conferred hereby shall be exclusive of any other right, power or remedy referred to herein or now or hereafter available by law, in equity, by statute or otherwise.

(h)                                 Counterparts and Facsimile Signatures.  This Agreement may be executed in any number of counterparts, each of which shall be deemed to be an original and all of which together shall be deemed to be one and the same instrument. A facsimile signature shall be deemed an original signature for all purposes.

(i)                                     Governing Law.  This Agreement was made in the State of Arizona, and shall be governed by, construed, interpreted and enforced in exclusive accordance with the laws of the State of Colorado.

(j)                                     Legal Expenses.  If any legal action, including arbitration, is commenced to enforce any provision of this Agreement, the prevailing Party in such action shall be entitled to receive, in addition to any damages or other remedy, its legal costs including but not limited to legal fees, arbitration or court costs and expert fees, incurred in such action.

(k)                                  Force Majeure.  Neither Party shall be liable to the other Party for any delay, failure in performance or interruption of performance resulting from third-party causes beyond its reasonable control (“Force Majeure”).  Such causes include, but are not limited to, acts of God, acts of the public enemy, acts or failures to act by the other party, acts or failures to act of civil or military authority, governmental priorities, strikes or other labor disturbances, shortages of raw material, hurricanes, earthquakes, fires, floods, epidemics, embargoes, war, acts of terrorism, riots, delays in transportation, rail car shortages, labor disputes and loss or damage to goods in transit.  In the event of a Force Majeure, the Party’s whose performance is or was affected shall provide written notice to the other Party as soon as reasonably practical and shall use commercially reasonable efforts to perform in accordance with this Agreement.  In the event that ARIZONA PRODUCTION is prevented from performing due to a Force Majeure that continues for a period of at least 30 days, XELR8 shall be permitted to find another manufacturer to produce the Product during the continuation of such Force Majeure, and ARIZONA PRODUCTION shall cooperate with XELR8 and the alternate manufacture to ensure timely delivery of the Product to XELR8.

(l)                                     Time of Essence.  Time is of the essence with respect to ARIZONA PRODUCTION’s obligations hereunder.

(m)                               Construction of Agreement.  Headings used in this Agreement are for convenience and ease of reference only, are not part of this Agreement and will not be relevant to or affect the meaning or interpretation of this Agreement.  The word “include” and derivatives of that word are used in this Agreement in an illustrative sense rather than in a limiting sense. This Agreement has been negotiated by the Parties and their respective legal counsel, and legal or other equitable principles that might require the construction of this Agreement or any provision of this Agreement against the Party drafting this Agreement shall not apply in any construction or interpretation of this Agreement.

(n)                                 Further Assurances.  Each Party agrees to execute, acknowledge and deliver, after the date hereof, without additional consideration, such further assurances, instruments and documents, and to take such further actions, as the Purchaser may reasonably request in order to fulfill the intent of this Agreement and the transactions contemplated hereby.

IN WITNESS WHEREOF, the Parties have caused this Exclusive Manufacturing Agreement to be executed by their duly authorized representatives as of the date first above written.

XELR8, Inc.		Arizona Production & Packaging, LLC

By:	/s/ John D. Pougnet	By:	/s/ Yibing Wang, MD
	John Pougnet	Name:	Yibing Wang
	Chief Executive Officer	Title:	Manager

Exhibit A

Dispute Resolution Policy

If a dispute arises between the Parties, it is expected that the Parties will attempt in good faith to resolve any such dispute in an amicable and mutually satisfactory manner.

In the event such efforts are unsuccessful, either Party may serve a notice of arbitration (“Notice of Arbitration”) on the other Party.  Notice of Arbitration shall be provided in accordance with Section 21(b) of the Agreement.  The Notice of Arbitration shall be dated, and without prejudice to any right under the Rules (as defined below) permitting subsequent modifications, shall specify the claims or issues which are to be subjected to arbitration.

THE PARTIES AGREE THAT IN ORDER TO PROMOTE TO THE FULLEST EXTENT REASONABLY POSSIBLE A MUTUALLY AMICABLE RESOLUTION OF THE DISPUTE IN A TIMELY EFFICENT AND COST-EFFECTIVE MANNER, THEY WILL WAIVE THEIR RESPECTIVE RIGHTS TO A TRIAL BY JURY AND SETTLE THEIR DISPUTE BY SUBMITTING THE CONTROVERSY TO ARBITRATION IN ACCORDANCE WITH THE COMMERCIAL ARBITRATION RULES (the “Rules”) OF THE AMERICAN ARBITRATION ASSOCIATION (“AAA”) EXCEPT THAT ALL PARTIES SHALL BE ENTITLED TO ALL DISCOVERY RIGHTS ALLOWED UNDER THE FEDERAL RULES OF CIVIL PROCEDURE AS THOSE RULES EXIST IN THE UNITED STATES FEDERAL COURT OF THE DISTRICT OF ARIZONA.

Arbitration shall be before one arbitrator (i) selected by mutual agreement of the Parties reached 15 days after the Notice of Arbitration, or, (ii) if no mutual agreement can be reached within that time, appointed by the AAA.  Arbitration shall be governed by the Federal Arbitration Act, 9 U.S.C. § 1 et seq., and the judgment upon the award rendered by the arbitrator may be entered by any court having jurisdiction thereof.  Either Party may elect to participate in the arbitration telephonically.  Any substantive or procedural rights other than the enforceability of the arbitration agreement shall be governed by Arizona law, without regards to Arizona’s conflict of laws principles.

The Parties further expressly agree that (i) the arbitrator shall only reach his decision by applying strict rules of law to the facts, (ii) the arbitration shall be conducted in the English language, in Maricopa County, Arizona, (iii) the Party in whose favor the arbitration award is rendered shall be entitled to recover reasonable costs and expenses of the arbitration including, but not limited to, reasonable attorneys’ fees and the cost and expense of administration of the arbitration proceedings and reasonable costs and attorneys’ fees incurred in executing on or enforcing the arbitration award, (iv) the arbitral award shall be issued in U.S. dollars in Maricopa County, Arizona, (v) the arbitrator shall not be empowered to award punitive damages or damages in excess of actual damages, and (vi) except as required by Applicable Law, all arbitral proceedings and any evidence submitted therein (and, particularly, but without limitation, any trade secrets, intellectual property and other information in which either of the Parties has an expectation of privacy) shall be kept confidential.

Judgment upon the award may be entered by the United States Federal District Court of Maricopa County Superior Court located in the State of Arizona, or application may be made to such court for the judicial acceptance of the award and order of enforcement, as the case may be, if the arbitrator’s award or decision is not complied with within seven (7) days after the arbitrator’s decision.